[Letterhead of China Auto Rental Holdings Inc.]

May 23, 2012

VIA EDGAR

Ms. Julie F. Rizzo, Attorney-Advisor

Ms. Tonya K. Aldave

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:  China Auto Rental Holdings Inc. Application For Withdrawal on Form AW Registration Statement on Form F-1 (File No. 333-179048)

Dear Ms. Rizzo and Ms. Aldave:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), China Auto Rental Holdings Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-179048) together with all exhibits thereto, which was originally filed with the Commission on January 18, 2012, as amended by Amendment Nos. 1 to 9 (the “Registration Statement”).

The Registration Statement was not declared effective. The Company does not intend to pursue a completed offering at this time. No securities of the Company were issued or sold in connection with the Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, David Zhang at (852) 3761-3318 or Fan Zhang at (852) 3761-3418.

Sincerely,

/s/ Charles Zhengyao Lu
Charles Zhengyao Lu
Chairman and Chief Executive Officer

cc:

David Zhang, Kirkland & Ellis

Fan Zhang, Kirkland & Ellis